January 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Ms. Taylor Beech

Re:	M2i Global, Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed December 9, 2024
File No. 024-12517

Dear Ms. Pandit and Ms. Beech:

On behalf of M2i Global, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 31, 2024, with respect to the Company’s Amendment No. 1 to its Offering Statement on Form 1-A (the “Form 1-A/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form 1-A (the “Amendment”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Offering Statement on Form 1-A

Recent Developments, page 6

1. We note your response to prior comment 7 and reissue it in part. Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent resale will have on the value of the common stock offered and the volume of common stock that is available for resale.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has included a risk factor on page 22 of the offering circular to clarify any impact that the Company’s resale registration statement may have on the value of the common stock offered and the volume that is available for resale. The Company has also added similar disclosure to both “Recent Developments” sections on pages 6 and 32, respectively, as requested by the Staff.

General

2. We note your response to prior comment 5 and reissue it in part. Please include the value of the Bonus Shares in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A, the table on the cover of your offering circular, and throughout the offering circular. Refer to the Note to Paragraph (a) of Rule 251. In addition, where you calculate the maximum aggregate offering price, revise to use $2.20, the top of the range, rather than the midpoint to accurately capture the maximum amount.

Response: In response to this comment, the Company respectfully advises the Staff that it has included the value of the Bonus Shares in the maximum aggregate offering price attributable to the securities we are offering, throughout the offering circular, as requested by the Staff. Additionally, the Company has calculated the maximum aggregate offering price using $2.20 to accurately capture the maximum amount. ..

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 398-1493.

Sincerely,

/s/ Darrin Ocasio
Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

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